BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF SA ("BRF"), pursuant to CVM Instruction 358 of January 3, 2002, announced on February 19, 2014, the signing of a binding offer with the shareholders of Al Khan Foodstuff LLC, its current distributor of products in the Sultanate of Oman ("AKF"), to acquire 40% of the share capital of AKF.

On this date, BRF announces the conclusion of this transaction with the fulfillment of the previously established conditions.

This acquisition is in line with BRF’s strategic plan to internationalize the Company by accessing local markets, strengthening BRF’s trademarks, distribution and expanding its portfolio of processed products across the Middle East.

São Paulo, July 03, 2014

Augusto Ribeiro Júnior

Chief Financial and Investors Relation Officer